

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

November 1, 2004

<u>**Via Facsimile (404) 572-6999 and U.S. Mail**</u>

Katherine M. Koops, Esq.
Powell, Goldstein, Frazer & Murphy
191 Peachtree Street, N.E., 16th Floor
Atlanta, GA 30303

RE: **Darlington County Bancshares, Inc.**
        Revised Schedule 13E-3; file no. 5-80015
        Revised Schedule 14A; file no. 0-30001
        Filed October 25, 2004

Dear Ms. Koops:

We have the following comments on the above-referenced filings.

Schedule 14A

Alternatives Considered, page 9

1.   We note the revisions made in response to our previous comment number 9. Please supplementally support your statement that, based on "industry experience," you believe that shareholders of small community banks do not recognize maximum value in a sale.

Background of the Merger, page 10

2.   Please expand to discuss how the 100-share threshold was determined. It appears from the Triangle materials that the company also considered a 125-share threshold.

Recommendation of the Board of Directors; Fairness of the Reorganization, page 20

3.   We note your revision to our previous comment number 17. Please revise to clarify whether the filing persons made fairness determinations with regard to the unaffiliated shareholders who will be cashed out and those who will remain shareholders. While we note the factors considered as they relate to those groups, it remains unclear as to whether

the filing persons made a determination with regard to each group. See Q&A 19 in Exchange Act Release No. 17719.

Determination by Interim and Other Filing Persons, page 26

4. To the extent any filing person is relying on the analysis of another to satisfy its obligations under Item 1014, the filing person must adopt the analysis of the other. Please revise to clarify.

Appendix C

5. We note your response to our previous comment number 34, however, it remains unclear as to whether Triangle has consented to the references to it or the inclusion of the opinion. In this regard, we note that the penultimate paragraph indicates that "th[e] opinion may be included in its entirety in the Proxy of Darlington used to solicit stockholder approval of the Reorganization *so long as any description of or reference to [Triangle] or th[e] opinion and the related analysis in such filing is in a form reasonably acceptable to"* Triangle.

Closing Information

As appropriate, please revise the proxy materials and Schedule 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised material. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

Direct any questions to me at (202) 942-1918. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Pamela W. Carmody
Special Counsel
Office of Mergers and Acquisitions

CF1-00009835